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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

     MORAN               Clare
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   (Last)               (First)                 (Middle)
   c/o LaSalle Re Holdings Limited
   25 Church Street
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                                    (Street)
                                                                      BERMUDA
   Hamilton                         HM FX
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   (City)                           (State)                           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   LaSalle Re Holdings Limited (NYSE:LSH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year September 1998

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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


           Vice President - Finance
           -------------------------
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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.            6.
                                                                 4.                              Amount of     Owner-
                                                                 Securities Acquired (A) or      Securities    ship
                                                                 Disposed of (D)                 Beneficially  Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End  Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's   (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year   Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)          (Instr.4) (Instr. 4)
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Common Shares                           3/20/98        A(1)          682.467      A      (1)
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Common Shares                           6/19/98        A(1)          224.107      A      (1)
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Common Shares                           9/19/98        A(1)           25.300      A      (1)      1,389.874        D
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*    If the form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)     ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
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                                                                               Common    10,000           -0-       D
Options to acquire  $26.58   3/20/98  D(2)            10,000 (3)    5/19/2007  Shares
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                                                                               Common
Options to acquire  $28.75   3/20/98  A(2)       10,000      (3)    5/19/2007  Shares    10,000           10,000    D
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Explanation of Responses:
(1) Under an anti-dilution provision which became effective on March 20, 1998, holders of options ("Options") granted under the
    LaSalle Re Holdings Limited 1996 Long-Term Incentive Plan (the "Plan") receive awards of restricted stock under the Plan to compensate for the dilutive effect of certain dividends paid by the Issuer.  The awards of restricted stock vest only when the underlying Options are exercised.
(2) The anti-dulution provision described in Note (1) superseded a prior provision which compensated for the dilutive effect of certain dividends paid by the Issuer by reducing the exercise price of the Options.  The new anti-dilution provision was designed to provide the same economic beneifit to holders of Options as the prior provision.  However, in accordance with published views of the Commission staff, the implementation of the new provision is reported, solely for purposes of the
    Section 16 reporting obligation, as the surrender of an existing Option followed by the grant of a new Option.
(3) Options vest as follows: 1/5 on 5/19/98, 1/5 on 5/19/99, 1/5 on 5/19/2000, 1/5 on 5/19/2001 and 1/5 on 5/19/2002.



        /s/ Clare Moran                                   November 12, 1998
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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